Exhibit 12.1
Range Resources Corporation
Computation of Ratio of Earnings to Fixed Charges
(in thousands except ratios)

	Three Months Ended	Year Ended
	March 31,	December 31,
	2011	2010	2009	2008	2007	2006
EARNINGS:
Income (loss) from continuing operations before provision (benefit) for incomes taxes	$(53,328)	$139,608	$84,773	$510,273	$218,561	$333,169
Share of distributed income of equity method investments (net of equity method income or loss)	14,738	1,482	13,699	419	(974)	$(548)
Fixed charges	37,723	137,297	123,571	104,830	79,519	57,499

Total earnings (loss)	$(867)	$278,387	$222,043	$615,522	$297,106	$390,120

FIXED CHARGES:
Interest expense (1)	$35,855	$131,192	$117,367	$99,748	$77,737	$55,849
Interest portion of rental expense	1,868	6,105	6,204	5,082	1,782	1,650

Total fixed charges	$37,723	$137,297	$123,571	$104,830	79,519	$57,499

Ratio of earnings to fixed charges	*	2.0	1.8	5.9	3.7	6.8

(1)	Amortization of debt issuance costs is included in interest expense.

(*)	For the three months year ended March 31, 2011, earnings were less than fixed charges and the coverage deficiency was $38,590.